January 12, 2017

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention:  Barbara C. Jacobs, Assistant Director

Re: Glolex, Inc.
Registration Statement on Form S-1 File No. 333-211986
Filed December 16, 2016

Dear Barbara C. Jacobs:

This letter sets forth the responses of Glolex, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of December 22, 2016.  Each numbered paragraph below responds to the comment having the same number as in the December 22, 2016 comment letter.

General

1.
We note your response to prior comment 1 and your belief that you are not a shell company. Despite the additional nominal revenues and development funds you have expended, it still appears that you are a shell company, as defined by Rule 405 of the Securities Act. Please revise your prospectus cover page, risk factors, and future sales by existing stockholders sections to address your shell company status under Rule 405 of the Securities Act and any restrictions for resale under Rule 144(i)(2) where appropriate.

Again, we must respectfully disagree that the Company is a shell company. While our revenues may be “nominal,” the operations required to generate such revenues is more than nominal, in addition to employing a full-time employee, generating revenue in excess of $13,000 and fully developing our platform, the Company has entered into a third material agreement. It is a marketing consulting and independent contract agreement, dated January 5, 2017, by and between the Company and Ooo Hamurabi, pursuant to which Ooo Hamurabi shall be providing the Company with sales, marketing and public relations services that the Company estimates could substantially increase our revenues. Therefore, we reiterate out contention that the Company has more than nominal operations, and is not a shell company in our and our legal counsel’s opinion.

Risk Factors
We are solely dependent upon the funds to be raised in this offering…” page 7

2.
You continue to disclose “earned income” from operations of $7,600, which based on your response to our prior comment 4 actually represents your “net profit” as disclosed in your statement of operations. Please revise accordingly.

In response to the Staff’s comment, the Company has revised this statement accordingly.

3.	You state the amount of cash at September 30, 2016 as $4,774 when in fact it was $2,245. Similarly, you refer to a cash balance of $4,331 on page 24. Please revise accordingly.

In response to the Staff’s comment, the Company has revised the amount of cash at September 30, 2016 as $2,245 in both places.

Summary Financial Information, page 6

4.
We note your response to out prior comment 5; however you continue to disclose that your summary financial information has been derived from your audited financial statements for the period from April 1, 2016 to June 30, 2016. Please remove your reference to “audited” financial statements and cite the correct period.

We have revised the statement to state the correct period.

Plan of Operations, page 17

5.
You refer to $13,000 of revenue generated so far on page 18, and on page 23 you state that you have generated revenue in excess of $12,000. Revise to disclose the period(s) over which you generated such revenues as these amounts do not coincide with the information in the financial statements included in this filing.

We have revised this statement within the relevant part of the financial statements.

Anonymity, page 25

6.
Please clarify how your users and the attorneys on your platform will be able to enter into an attorney-client relationship if users do not provide their personal details, such as their identity, and how the anonymity of clients would comply with the United Kingdom’s Solicitors Regulation Authority or any rules that govern the practice of law in the United Kingdom. If there is a material risk that United Kingdom-based solicitors or lawyers using your platform may have issues complying with such rules, please clarify and consider adding a risk factor.

In response to the Staff’s comment, the Company would like to inform the Staff that those clients who choose not to provide their personal details will identify themselves simply by their user names; these type of clients will be provided only with advisory services and no representation will be rendered.

Lawyer-client relationship exists despite the end user not being able to be easily identified/or at all, as all lawyers within England and Wales are subject to the SRA rules and any lawyer providing advice in his or her capacity as a lawyer is automatically obligated therein to keep the affairs of clients confidential and to ensure his staff do likewise.

Furthermore, the Solicitors Regulation Authority’s (SRA) position on anonymity is clear cut, in that it is in line with current Data Protection Laws, and more so it is relevant to law firm based clients and advice given therein, consequently being subject to confidentiality and Legal Professional Privileges (LPP) http://www.lawsociety.org.uk/support-services/advice/practice-notes/aml/legal-professional-privilege/

LPP is a privilege against disclosure, ensuring clients know that certain documents and information provided to lawyers cannot be disclosed at all. It recognises the client's fundamental human right to be candid with his legal adviser, without fear of later disclosure to his prejudice. It is an absolute right and cannot be overridden by any other interest.

For the purposes of LPP, a lawyer only includes solicitors and their employees, barristers and in-house lawyers, moreover as the service the Company will be providing to those clients is one of an advisory nature and not representation then such rules are limited if not redundant.

The Company has added a risk factor addressing the risk associated to the anonymity feature.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Maksim Charniak
Maksim Charniak
President and Principal ExecutiveOfficer
Glolex Services, Inc.

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